UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38427

Piedmont Lithium Limited
(Translation of registrant’s name into English)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 1.1 and 5.1 to this Report on Form 6-K are hereby incorporated by reference into Piedmont Lithium Limited's Registration Statements on Form F-3 (File Nos. 333-234445), to the extent not superseded by documents or reports subsequently filed by us under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K

Exhibit	Description
1.1
Underwriting Agreement, dated June 9, 2020, between Piedmont Lithium Limited and ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the several underwriters named therein

5.1	Opinion of DLA Piper Australia on matters of Australian law to Piedmont Lithium Limited, dated June 11, 2020
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piedmont Lithium Limited
(registrant)

Date: June 11, 2020	By:	/s/ Keith Phillips
	Name:	Keith Phillips
	Title:	President and Chief Executive Officer